Exhibit 3.71
CERTIFICATE OF FORMATION
Of
LIN of Wisconsin, LLC
NAME
     The name of the limited liability company is LIN of Wisconsin, LLC.
REGISTERED AGENT AND OFFICE
     The address of the initial registered office of this corporation is 2711 Centerville Road, Suite 400, Wilmington, DE 19808; and the name of the registered agent of the corporation in the State of Delaware is the Corporation Service Company.

Dated: August 23, 2005	/s/ Marcia L. Greene
Marcia L. Greene
Ast. Secretary/Authorized Person